UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended __________ or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to __________

Commission file number: 000-30517

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: American Community Bank 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: American Community Bancshares, Inc., 4500 Cameron Valley Parkway, Suite 150, Charlotte, North Carolina 28211

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2006 and 2005

Statement of changes in net assets available for benefits, year ended December 31, 2006

Notes to financial statements

Exhibit Index

23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN COMMUNITY BANCSHARES, INC. 401 (K) PLAN

(Name of Plan)

BY: AMERICAN COMMUNITY BANK

/s/ Dan R. Ellis, Jr.
Date: June 29, 2007	Dan R. Ellis, Jr.
Senior Vice President and Chief Financial Officer

American Community Bank 401(k)

Profit Sharing Plan

Financial Statements

and

Supplemental Schedule

December 31, 2006 and 2005

And for the

Year Ended December 31, 2006

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants

American Community Bank 401 (k) Profit Sharing Plan

Monroe, North Carolina

We have audited the accompanying statement of net assets available for benefits of the American Community Bank 401 (k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Community Bank 401 (k) Profit Sharing Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of the American Community Bank 401 (k) Profit Sharing Plan as of December 31, 2005 in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

American Community Bank 401 (k) Profit Sharing Plan

June 28, 2007

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying 2005 statement of net assets available for benefits and, accordingly, do not express an opinion or any other form of assurance on it.

Dixon Hughes PLLC

Charlotte, North Carolina

June 28, 2007

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005 (Unaudited)
ASSETS
Investments, at fair value
American Community Bancshares, Inc. stock	$178,031	$159,102
Mutual funds	1,695,443	1,258,411
Cash and temporary investments	62,014	120,617
Participant loans	108,515	47,655

	2,044,003	1,585,785

Receivables
Employer	3,162	3,594
Participant	9,900	—

	13,062	3,594

TOTAL ASSETS	2,057,065	1,589,379

LIABILITIES
Accounts payable	—	7,236

TOTAL LIABILITIES	—	7,236

NET ASSETS AVAILABLE FOR BENEFITS	$2,057,065	$1,582,143

See accompanying notes.	Page 3

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2006

2006
ADDITIONS
INVESTMENT INCOME
Interest and dividend income	$113
Interest on loans to participants	3,946
Net appreciation in fair value of investments	230,786

234,845

CONTRIBUTIONS
Employer	99,782
Participants’	422,859

522,641

TOTAL ADDITIONS	757,486

DEDUCTIONS
Benefits paid to participants	269,578
Administrative expenses	12,986

TOTAL DEDUCTIONS	282,564

NET INCREASE	474,922
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	1,582,143

END OF YEAR	$2,057,065

See accompanying notes.	Page 4

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A – PLAN DESCRIPTION

American Community Bank 401(k) Profit Sharing Plan is a trusteed defined contribution plan covering substantially all employees of American Community Bank, the plan sponsor (the “Company” or “Employer”), with participation effective upon date of employment. An employee is eligible for Company matching contributions after 1,000 hours and one year of employment. Annual employer profit sharing contributions are at the sole discretion of the Company.

The Plan is administered by the Audit Committee as appointed by the Company’s Board of Directors. Plan assets are held in trust, and transactions are executed therein by the trust department of FISERV, Inc.

Profit sharing contributions to the Plan are allocated to the individual participant’s account in the proportion that each participant’s annual compensation bears to the total annual compensation of all participants. However, this contribution will not exceed 25% of compensation, nor will a wage base in excess of statutory limits be used to compute any participant’s contribution share.

The Plan also has a 401(k) feature. Participants may contribute a portion of their compensation to the Plan. These contributions are fully vested at the time of the contribution and the participants can select from twenty two options where the contributions are to be invested. The Company matches contributions of up to 3% of each employee’s salary. Matching contributions of $99,782 were made during the year ended December 31, 2006.

Investment income or loss is allocated to the individual participant’s account in the proportion which the account of each such participant bears to the total of the accounts of all participants.

Active employees participating in the Plan at age 65 are permitted to withdraw up to 100% of their account balance in order to take advantage of other investment opportunities.

Upon termination of the Plan or upon complete discontinuance of contributions under the Plan, the rights of all participants to the amounts credited to the participants’ accounts are nonforfeitable, and upon the occurrence of either of such events, the assets of the trust shall be administered and distributed to the participants and the beneficiaries at such time or times and in such nondiscriminatory manner as is determined by the committee to be consistent with Employee Retirement Income Security Act of 1974 and its related regulations.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer’s matching and discretionary contributions and earnings thereon is based on years of service as follows:

Vesting

	Years of service
	Less than 2	2	3	4	5	6 or more
Percent vested	0%	20%	40%	60%	80%	100%

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures are used to reduce the Employer’s contributions to the Plan and/or pay Plan administrative expenses.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in temporary investments and corporate stocks are carried at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. For investments in common trust funds, fair value represents the Plan’s proportionate share of the total fair value of the securities in the common trust funds. Loans to participants are secured and are valued at cost plus accrued interest, which approximates fair value. Stable Value Fund is valued at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Administrative expenses are paid by either the Plan or the Company, as provided in the plan agreement.

Payment of Benefits

Benefits are reported when paid.

Plan Termination

Although there is no intention to do so, the Plan can be terminated at any time by the Company. If terminated, the rights of all affected participants to the amounts credited to such participants’ accounts shall be non-forfeitable and the assets of the Plan shall be administered and distributed to the participants and beneficiaries at such time and in such nondiscriminatory manner as prescribed by ERISA and its related regulations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE C – INCOME TAX STATUS

The Plan obtained its latest determination letter in July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D – INVESTMENTS

Investments held by the Plan at December 31, 2006 and 2005, are summarized in the following tables. Investments that represent 5% or more of the Plan’s net assets and investments with companies who are known to be a party-in-interest to the Plan are separately identified.

	2006	2005 (Unaudited)
Investments at fair value as determined by quoted market price
Corporate stocks
American Community Bancshares, Inc. stock*	$178,031	$159,102

Mutual funds
DFA Emerging Markets Value Fund	114,097	79,474
MetLife Stable Value Fund	203,511	95,294
T Rowe Price Total Equity Market Index Fund	217,901	175,707
T Rowe Price Real Estate Fund	154,164	123,217
Vanguard Specialized Energy Fund	197,938	160,208
Vanguard Inflation Protected Securities Fund	210,038	204,228
Dodge and Cox International Stock Fund	208,806	128,058
DFA US Small Cap Value Fund	111,300	79,660
Other	277,688	212,565

	1,695,443	1,258,411

Cash and temporary investments	62,014	120,617

Investment at cost plus accrued interest, which approximates market value
Participant loans*	108,515	47,655

	$2,044,003	$1,585,785

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE D – INVESTMENTS (Continued)

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2006
Mutual funds and corporate stock	$230,786

*Party-in-interest	to the Plan.

NOTE E – RELATED-PARTY TRANSACTIONS

As of December 31, 2006 and 2005, the Plan has invested in 16,126 and 8,490 (unaudited) in shares of common stock of American Community Bancshares, Inc (ABCA) with a fair value of $178,031 and $159,102 (unaudited), respectively. Certain plan investments include common stock of the trustee and therefore qualify as party-in-interest. Also see Note D.

NOTE F – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2006	2005 (Unaudited)
Net assets available for benefits per the financial statements	$2,057,065	$1,582,143
Less: Contributions receivable at end of year	(13,062)	(3,594)
Plus: Accounts payable at end of year	—	7,236

Net assets available for benefits per Form 5500	$2,044,003	$1,585,785

The following is a reconciliation of contributions per the financial statements to the Form 5500:

2006
Contributions per financial statements	$522,641
Less: Contributions receivable at end of year	(13,062)
Plus: Contributions receivable at beginning of year	3,594
Rounding	(1)

Contributions per Form 5500	$513,172

SUPPLEMENTAL SCHEDULE

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number 001 Employer Identification Number 56-2073258

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Cash and temporary investments		X	$62,014

	Corporate stocks
*	American Community Banchares, Inc.	Common Stock	X	178,031

	Mutual funds
	DFA Emerging Markets Value Fund	Mutual Fund	X	114,097
	DFA US Small Cap Value Fund	Mutual Fund	X	111,300
	Dodge and Cox International Stock Fund	Mutual Fund	X	208,806
	MetLife Stable Value Fund	Mutual Fund	X	203,511
	Multi-Dimensional Power	Mutual Fund	X	18,368
	Multi-Dimensional Protect	Mutual Fund	X	28,091
	T. Rowe Price Real Estate	Mutual Fund	X	154,164
	T. Rowe Price Total Equity Market Index Fund	Mutual Fund	X	217,901
	Vanguard Admiral Fund	Mutual Fund	X	24,815
	Vanguard Specialized Energy Fund	Mutual Fund	X	197,938
	Vanguard Inflation Protected Securities Fund	Mutual Fund	X	210,038
	Vanguard Strategic Equity Fund	Mutual Fund	X	42,108
	Vanguard Target Retirement 2005 Fund	Mutual Fund	X	11,711
	Vanguard Target Retirement 2015 Fund	Mutual Fund	X	66,768
	Vanguard Target Retirement 2025 Fund	Mutual Fund	X	37,440
	Vanguard Target Retirement 2035 Fund	Mutual Fund	X	28,069
	Vanguard Target Retirement 2045 Fund	Mutual Fund	X	2,257
	Vanguard Target Retirement Income Fund	Mutual Fund	X	18,061

				1,695,443

*	Participant loans	4.25% - 7.25% due 2007-2010	—	108,515

				$2,044,003

*	Party in interest to the plan

X	Cost omitted for participant directed investments